EXHIBIT 11

AMERICAN SAFETY INSURANCE HOLDINGS, LTD.

COMPUTATION OF EARNINGS PER SHARE

(dollars in thousands except per share data)

	For the Years Ended December 31,
	2012	2011	2010
Basic:
Earnings available to common Shareholders	$11,839	$10,842	$30,508

Weighted average common shares outstanding	10,073,304	10,393,766	10,302,525

Basic earnings per common share	$1.18	$1.04	$2.96

Diluted:
Earnings available to common Shareholders	$11,839	$10,842	$30,508

Weighted average common shares outstanding	10,073,304	10,393,766	10,302,525
Weighted average common shares attributable to stock options and restricted stock	309,583	345,408	343,579

Total weighted average common shares	10,382,887	10,739,174	10,646,104

Diluted earnings per common share	$1.14	$1.01	$2.87